McCormick Capital Management, Inc.



March 31, 2008					[GRPHIC OMITTED]

Healing is a Process

Dear Shareholders,

Our financial system has been wounded by mortgage defaults and the subsequent slowing in the economy. The domino effect has produced hundreds of bankruptcies in the mortgage industry and the notable failure of brokerage firm Bear Stearns & Co. These types of failures are indicative of events that signify we are near the bottom of a stock market decline.

The healing process started several months ago as the Federal Reserve first decreased interest rates. They recently kicked it into high gear with additional interest rate cuts. More importantly, they made it easy for banks and brokers to borrow money from the Federal Reserve to prevent additional failures by supplying capital to the financial markets.

I must emphasize the obvious - this is not the first, nor will it be the last financial crisis. It is the nature of our world economic system that "things" move to excess (real estate, dot.com, gold, oil, etc.) Then the bubble pops creating great pain, the healing process begins, and then the process starts all over again.

The long-term investor will look back six months from now and see that this fear that currently grips the financial markets was misplaced, creating a significant investment opportunity. If you don't believe me, I hope you would trust Warren Buffett and Wilbur Ross; two of this country's most famous contrarian investors. Mr. Buffett, who had been sitting on a pile of cash, has spent most of his cash reserves investing in everything from railroads to healthcare companies. Mr. Ross just purchased a mortgage company which is the very epicenter of the current crisis. They are investing heavily now because they see the opportunity being created by the fear that grips the market.

In a few days you will receive your first quarter statement. It will be no surprise for you to see that the value of the stock Growth & Income Fund has declined. Our Elite Growth & Income Fund is down 8.6% for the first quarter. This compares with the S&P 500 index down 9.4% and the NASDAQ down 14.1%. Although the 8.6% decline for the quarter is not pleasant, in our 21 years of managing the Fund we have had eight previous quarters where the declines were greater. To name a few; 4Q '87 -18.7%, 3Q '90 -18.1%, 3Q '98 -12.9%, 2Q '02
-20.3%. In each case, the trauma that caused the markets to decline was resolved and the stock market was significantly higher one year out.

Bond Fund / Interest Rates
With recent stock sell offs, investors have been moving funds to high quality bonds. In the investment world this is called a "flight to quality". The desire to buy and hold higher quality bonds allowed our bond Income Fund to advance 1.65% for the quarter. This compares to the Morningstar Intermediate-Term Bond index up 1.14% for the quarter.

IRA Contributions
Just one last reminder that you have until April 15th to make IRA contributions for 2007. Don't let the opportunity pass. If you don't save today, you will have nothing for tomorrow.





Warm Regards,					NAV Value as of 3/31/08:

/s/ Dick McCormick				Elite Income Fund - $9.70
						Growth & Income Fund - $16.43
Dick McCormick


PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT QUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/1/07, WHICH YOU PREVIOUSLY RECEIVED OR IN INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH
MUST ACCOMPANY OR PRECEDE THIS LITERATURE.  READ IT CAREFULLY BEFORE YOU INVEST.

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